Exhibit a(24)

March 2, 2007

Dear Fellow Stockholder:

By now you are likely aware that Bairnco has entered into a definitive agreement under which BZ Acquisition Corp., an affiliate of Steel Partners II, L.P. (‘‘Steel Partners II’’), will amend its existing tender offer to acquire all of Bairnco’s outstanding common shares at an increased price of $13.50 net per share in cash. In addition, all shareholders of record on March 5, 2007, even those who tender their shares prior to that date, will continue to be entitled to receive the declared first quarter dividend of $0.10 per share, for total cash proceeds of $13.60 per share. This represents a premium of approximately 37% to the closing price of Bairnco’s stock on the day prior to Steel Partners II’s launch of its original tender offer.

After careful consideration, which included a thorough review of the revised offer by our financial and legal advisors as well as the receipt of a fairness opinion from our financial advisor, Lazard, your Board of Directors has unanimously approved the merger agreement with Steel Partners II. Your Board of Directors has also unanimously determined that the terms of the offer and the merger are advisable to Bairnco’s stockholders and recommends that all stockholders accept the offer and tender their shares to Steel Partners II. The Company’s directors and its officers have all agreed to tender their shares into Steel Partners II’s tender offer.

We are pleased that we have been able to reach this agreement with Steel Partners II. Since Steel Partners II’s initial tender offer in June of 2006, your Board has evaluated Bairnco’s internal growth plans and has had Larzard explore alternative strategic options. Through it all, our objective has been to maximize shareholder value, and we firmly believe we have accomplished that through this agreement with Steel Partners II.

The enclosed Schedule 14D-9 contains a detailed description of the reasons for your Board of Directors’ unanimous recommendation to support Steel Partners II’s offer. We encourage you to read the attached Schedule 14D-9 carefully and in its entirety, so that you will be fully informed as to the Board of Directors’ recommendation.

If you have any questions concerning the Schedule 14D-9 or need additional copies of Bairnco’s publicly-filed materials, please contact Kenneth L. Bayne, Vice President Finance, Bairnco Corporation, at (407) 875-2222, ext. 227, or Larry C. Maingot, Controller, Bairnco Corporation, at (407) 875-2222, ext. 230.

Our stockholders’ support during these past months has helped to make this outcome possible. Thank you.

On Behalf of the Board of Directors,

Sincerely,

Luke E. Fichthorn, III,
Chairman and CEO
Bairnco Corporation